Exhibit 99.73

NexGen Reports Positive Metallurgical Results for the Arrow Deposit

Vancouver, BC, October 26, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to announce it has received positive preliminary metallurgical results from the Arrow Deposit, which is located its 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

A bench scale metallurgical test program was designed by Grant Feasby, M.Sc., and completed by the Saskatchewan Research Council (SRC) laboratory in Saskatoon to determine the preliminary leaching process, raffinate solution composition, purity of yellow cake product, and tails settling. Tests confirmed that the Arrow Deposit is a “clean” uranium resource, and is amenable to favourable metallurgical processing and waste management practices.

Highlights:

•	Leaching tests yielded high uranium recoveries exceeding 98%, and were obtained with mild acid conditions (pH 1.1 to 1.5) and modest acid consumption in a short time period (8 hours or less).

•	The Arrow Deposit composite head sample returned 4.41% U3O8 with very low deleterious metal content of 0.011% arsenic and 0.005% selenium.

•	Gold and silver assayed 0.8 g/t and 29.5 g/t, respectively.

•	Important parameters from the composite head sample include <0.01% inorganic carbon indicating no carbonate, and sulphide content of 0.46%, which is low compared to other high grade resources in Saskatchewan.

•	Results of the solvent extraction and uranium precipitation tests using conventional methods indicated very high recoveries and minimal uranium losses to solvent extraction raffinate and to barren solution.

•	High purity yellowcake product was produced by stripping pregnant solution with ammonium sulfate-ammonium hydroxide solution. Activated carbon treatment was successful in reducing the molybdenum impurity to an acceptable concentration.

•	Tails settling rates increased with the use of a flocculant called Magnafloc 351, which is widely used in the counter-current decantation circuits of uranium mines in Saskatchewan.

•	A medium level of energy is required to crush and grind the composite sample with a work index of 16.5 kwh/tonne, and a reasonable grind size of P100 = 300 micrometers optimized uranium liberation.

Leigh Curyer, Chief Executive Officer commented: “These positive preliminary results demonstrate another highly favourable technical aspect of Arrow and will be incorporated into our development studies that have been conducted throughout 2016 and will continue to work on in 2017. These studies include environmental, geotechnical, metallurgical and site characterization which will form the basis of, and culminate in, the publication of the maiden pre-feasibility study on the Arrow Deposit scheduled in H2 2017.”

The 55 kg composite sample representing the Arrow resource was blended and homogenized from 131 core assay reject samples that yielded a specific gravity of 2.70 g/cm3. The composite head sample returned the results shown in Table 1 below.

Table 1: Chemical Composition of the Composite Sample

Component	Content		Assay Method	Comment
	%	ppm
U3O8	4.41		U3O8 ICP
Au		0.80	Fire Assay	Potentially recoverable
Ag		29.50	ICP1 TD	Potentially recoverable
Th		66.50		relatively low 0.3 Bq/g
U		36850
Mo		2225		Mo recovery with activated carbon
Ni		184
Pb		3660	ICP MS TD	Mostly radiogenic Pb
Co		114
Cu		1370
V		592
Zn		23
Total Rare Earth Oxides	0.20			Potentially recoverable
As		106		Very low deleterious metal
Se		52	Multi-Element ICP-AR	Very low deleterious metal
Hg		< 1		Non-detectable deleterious metal
Graphitic C	1.54			As graphite
Inorganic C	< 0.01			Indicates no carbonate content
Organic C	0.21		LECO
Sulphate S	0.13
Sulphide S	0.46			Very low sulphide content

From a processing and environmental management perspective these sample analyses indicate that the Arrow Deposit is suitable for conventional acid leaching, solvent extraction and uranium production as ammonium diuranate (yellowcake) or uranyl peroxide (UO4 2H2O). The overall metallurgical test program confirms that a high purity uranium product can be produced, which meets all of the specifications from ASTM C967-13 “Standard Specifications for Uranium Ore Concentrate”. All of the sampling, analytical and test work conducted during this program has been reviewed and approved by Grant Feasby, M.Sc..

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, Bow Discovery in March 2015 and Harpoon Discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.